Lancaster Colony Corporation

380 Polaris Parkway, Suite 400

Westerville, OH 43082

614-224-7141

March 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	H. Roger Schwall – Assistant Director, Office of Natural Resources
Brad Skinner – Senior Assistant Chief Accountant
Kimberly Calder – Assistant Chief Accountant
Jeannette Wong – Staff Accountant

Re:	Lancaster Colony Corp.
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed August 24, 2017
File No. 000-04065

Ladies and Gentlemen:

Lancaster Colony Corporation, an Ohio corporation (the “Company,” or “we” or “our”), hereby acknowledges receipt of the letter dated March 2, 2018 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed with the Commission on August 24, 2017.

The Company respectfully requests an extension of time to respond to the Comment Letter so that we can devote appropriate resources and time to consider the Staff’s comments and complete our responses, including consulting with our independent registered public accounting firm. We expect to submit our response no later than March 30, 2018, and will appreciate the Staff’s courtesy in this matter.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (614) 224-7141 or by e-mail at dfell@lancastercolony.com.

Sincerely,

/s/ Douglas A. Fell
Douglas A. Fell
Treasurer, Vice President, Assistant Secretary and Chief Financial Officer